UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67009

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/25** AND ENDING **12/31/25**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Scott T Taylor**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

14482 HILLSHIRE DR.

(No. and Street)

WILLIS	**TX**	**77318**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

SCOTT T TAYLOR	**713 688-1849**	**scott@scottttaylor.net**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

NTT & Company, PLLC

(Name – if individual, state last, first, and middle name)

5865 Mistloe Avenue	**Beaumont**	**TX**	**77707**
(Address)	(City)	(State)	(Zip Code)
03/19/2019		**6543**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott T Taylor _____, swear (or affirm) that, to the best of my knowledge and belief, the
financial report pertaining to the firm of _____ Scott T Taylor LLC _____, as of
12/31 _____ , 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any
partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely
as that of a customer.

CRISTI M BROYLES
Notary Public, State of Texas
Comm. Expires 12-18-2028
Notary ID 135212673

Signature: _____

Title: _____
President

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Scott T. Taylor, LTD

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

December 31, 2025

Contents



NTT & Company, PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partner of Scott T. Taylor, LTD:

Opinion on Financial Statements

We have audited the accompanying statement of financial condition of Scott T. Taylor, LTD (the "Company") as of December 31, 2025, and the related statements of income, partner's equity and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying Net Capital Computations, Determination of Reserve Requirements and Possession & Control Requirements ("Supplementary Information") contained in the supplemental information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles with the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

NTT & Company, PLLC

Beaumont, Texas

2/7/2026

We have served as the auditor for Scott T. Taylor, LTD since 2022.

NTT & Company, PLLC
5865 Mistletoe Avenue
Beaumont, TX 77707
512.766.8131 NathanTuttle@NTTCoCPA.com

Scott T. Taylor, LTD
Financial Statements
Statement of Financial Condition
For the year ended December 31, 2025

Assets

Assets

Cash (FDIC Insured Demand Deposit Account)	$	39,272
Prepaid expenses		0
Accounts receivable		17,502
Total Assets	$	56,774

Liabilities and Members' Equity

Liabilities

		$ 2,500
Accounts payable and accrued expenses		--
		2,500
Total Liabilities		--

Members' Equity

Members' equity

Total Members' Equity	$	54,274
Total Liabilities and Members' Equity	$	56,774

The accompanying notes are an integral part of these financial statements.

Scott T. Taylor, LTD
Statement of Operations
For the year ended December 31, 2025

Revenues

12b-1 Fees	$ 175,952
Revenue from Sale of Insurance Based Products	
Revenue from Sale of Investment Company Shares	3,143
Total Revenue	179,095

Expenses

Regulatory fees	2,060
Professional fees	10,303
Affiliate Expenses:	
Rent Expense	24,000
TPA fees qualified plans	38,400
Other operating expenses	0
Total Expenses	74,763

Net Income	$ 104,332

The accompanying notes are an integral part of these financial statements.

Scott T. Taylor, LTD
Statement of Cash Flow
For the year ended December 31, 2025

Cash Flows from Operating Activities

Net Income	$ 104,332
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Accounts receivable	(2,169)
Increase in prepaid expenses	
Accounts payable	250
Net cash provided by operating activities	102,413

Cash Flows from Financing Activates

Member draws	(115,000)
Net cash used by financing activities	(115,000)
Net increase in cash	(12,586)
Cash at beginning of year	51,858
Cash at end of year	$ 39,272

Cash Flows from Investing Activities

Investment Activities	$ 0
Net cash from investment activities	0
Net increase in cash from investment activities	$ 0

The accompanying notes are an integral part of these financial statements.

Scott T. Taylor, LTD
Statement of Changes in Ownership Equity
For the year ended December 31, 2025

Balance at December 31, 2024 $ 64,941

                        Net income   104,332

                        Member draws   (115,000)

Balance at December 31, 2025 $ 54,273

The accompanying notes are an integral part of these financial statements.

1. **Summary of Significant Accounting Policies**

Scott T. Taylor, Ltd (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under ("SEC") Rule 15c3-3(k)(1), which provides the Company's operations are generally limited to transaction in mutual funds or insurance products. The Company is a Texas limited partnership that was formed in April 2005, and its customers are located throughout the United States.

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Cash represents a FDIC insured demand bank account with 100% daily liquidity. No other assets are held by the company.

The Company's net income will be taxed at the member level rather than at the corporate level for federal income tax purposes.

2. **Revenue Recognition**

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, (codified in ASC 606). The Company recognizes revenue when services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation

12b-1 Fees

The Company earns revenue from the sale of mutual funds and variable insurance contracts. The company has entered into selling agreements with various investment companies and insurance companies.

The Company earns 12b-1 fees, which are fees paid to Broker Dealers, that are based on the average assets held in a mutual fund or a variable insurance contract over the determined period, as set forth in the relevant prospectus. The Company has entered into selling-agreements with sponsors of registered mutual funds or variable insurance contracts from which we receive 12b-1 fee revenue. The agreements set forth that the 12b-1 fees will be paid on the average value of assets under management for the period. The Company has met its obligations when the sale is made and has no further obligation in order to receive the fee, which is recognized at the end of each payment period.

Revenue from Sale of Insurance Based Products

The Company earns commissions from the sale of variable annuity and variable life contracts from Insurance Companies The amount of the remuneration is set forth in the relevant prospectus.

The Company earns commissions from Insurance Companies based on the premiums paid, deposits made and or average assets held in such insurance contracts over the determined period, as set forth in the relevant prospectus. The Company has entered into selling-agreements with sponsors of such insurance contracts, which set forth the commissions that will be paid based on, premiums paid, deposits made and or the average value of assets in such contracts for the period. The Company has met its obligations when the fully underwritten contract is delivered and accepted by the insured and has no obligation to perform any activities to be due the commission, which is recognized upon delivery of the contract or at the end of each period

Revenue from the Sale of Investment Company Shares – Mutual Funds

The Company earns revenue from the sale of mutual funds. The company has entered into selling agreements with various investment companies.

The Company earns commissions from Investment Companies based on set percentages of deposits made into those investment companies over the determined period, as set forth in the relevant prospectus. The Company has entered into selling-agreements with Investment Companies, which set forth the commissions that will be paid, which are a percentages of investment deposits made into those investment companies. The Company has met its obligations when the sale is made and has no obligation to perform any further activities to be due its concession, which is recognized and recorded when all parties of met their obligation. The Company manages its business within a single operating segment in accordance with ASC Topic 280 Segment Reporting ("ASC 280"). Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision maker (CODM), which is our Chief Executive Officer in deciding how to allocate resources and in assessing performance. Segment information is consistent with how management reviews the business, makes investing and resource allocation decisions and assesses operating performance. The CODM uses this information, which may be adjusted for items that are non-recurring, as well as regularly provided budgeted or forecasted expense information for the single operating segment, in managing the business

3. **Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities and the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4. **Related Party Transactions – Wealth Recovery, Inc. Plan Access, Ltd.**

Wealth Recovery, Inc. – During the year Scott T. Taylor, Ltd paid Wealth Recovery, Inc. $24,000 for rental of office space and equipment. There are no receivables or payables to or from Wealth Recovery, Inc. as of December 31, 2025.
Plan Access, Ltd – During the year Scott T. Taylor, Ltd paid Plan Access, Ltd $38,400 for Qualified Plan (TPA) services for clients of Scott T. Taylor, Ltd. There are no receivables or payables to or from Plan Access, Ltd. as of December 31, 2025.

5. **Commitments and Contingencies**

As of December 31, 2025, the Company had no commitments or contingencies. There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

6. **Rent Expense**

The rent expense for the year was $24,000.00 ; the amount paid was for the lease of office space, use of office equipment and supplies. The lease can be canceled with 30-day notice by lessor or lessee

Income Taxes

Scott T. Taylor, Ltd is a Texas Limited Partnership and is taxed as a pass-through entity. Net income or loss is reportable for tax purposes by the partners personally. Accordingly, no federal income taxes are included in the accompanying financial statements

7. **Subsequent Events**

Management has evaluated subsequent events through February 7, 2025, the date of which the financial statements were available to be issued and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements

Supplementary Information Section

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2025

Scott T. Taylor, LTD
Supplementary Computations
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the year ended December 31, 2025

Computation of Net Capital

Total Stockholder's Equity	$ 54,274
Allowable Subordinated Loans	-
Non-Allowable Assets	17,502
Haircuts on Securities Positions	
Securities Haircuts	-
Undue Concentration Charges	-
Net Allowable Capital	$ 36,772

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$ 5,000
Net Capital Requirement	$ 6,000
Excess Net Capital	$ 31,772

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 2500
Percentage of Aggregate Indebtedness to Net Capital	6.8%

Computation of Reconciliation of Net Capital

Net Capital Computed and Reported on FOCUS IIA as of December 31, 2025	$ 31,772
Adjustments	
Increase (Decrease) in Equity	0
Increase (Decrease) in Subordinated Loans	0
(Increase) Decrease in Non-Allowable Assets	0
(Increase) Decrease in Securities Haircuts	0
(Increase) Decrease in Undue Concentration Charges	0
Net Capital per Audit	$ 31,772
Reconciled Difference	$ 0

There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Scott T. Taylor, LTD
Supplementary Statements
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the year ended December 31, 2025

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2025, the Company had net capital of $36,772 which was $31,722 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 6.8%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of a customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the Company's operating exemption and/or no exemption, as applicable, pursuant to 15c3-3(k)(1).

Scott T. Taylor, LTD

<u>Supplementary Customer Protection Exemption Report</u>

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) Of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2025

NTT & Company, PLLC

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
For the Year-End December 31, 2025

Report of Independent Registered Public Accounting Firm Exemption Review Report Pursuant to 15c3-3

Exemption: 15c3-3(k)(1)

Scott T. Taylor
Scott T. Taylor, LTD
14482 Hillshire Drive
Willis, TX 77318

Dear Scott T. Taylor:

We have reviewed management's statements, included in the accompanying representation in the Exemption Report, in which Scott T. Taylor, LTD identified 15c3-3(k)(1) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. Scott T. Taylor, LTD stated that it has met the 15c3-3(k)(1) exemption throughout the most recent fiscal year January 01, 2025, through December 31, 2025, without exception, or, with exception, as represented in the Exemption Report provided to us. Scott T. Taylor, LTD's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Scott T. Taylor, LTD's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

NTT & Company, PLLC

Beaumont, Texas
2/7/2026

NTT & Company, PLLC
5865 Mistletoe Avenue
Beaumont, TX 77707
512.766.8131 NathanTuttle@NTTCoCPA.com

Scott T. Taylor, LTD
14482 Hillshire Drive
Willis, TX 77318

Scott T. Taylor, LTD - Exemption Report

To: NTT & Company, PLLC
        5865 Mistletoe Avenue
        Beaumont, TX 77707

Re: 17 C.F.R. § 240.15c3-3(k)

Scott T. Taylor, LTD (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of our knowledge and belief the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): 15c3-3(k)(1).

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent audit period, January 01, 2025 through December 31, 2025, without exception.

SCOTT T. TAYLOR, LTD

I, Scott T. Taylor, do hereby affirm that to the best of my knowledge and belief, this Exemption Report, covering the period January 01, 2025 through December 31, 2025, is true and correct.

Scott T. Taylor
President